ALLIANCE
DISTRIBUTORS

2005 ANNUAL REPORT

To Our Stockholders:

In 2005, our second full year of operation, we grew revenues 68% to $58.7 million, and we reached profitability with net income of $186,000, which compares to revenue of $35 million and a loss of $242,000 in 2004. Alliance continued to grow its customer base and expand its business within and outside the New York Metropolitan area.

2006 to date has been positive but challenging. We continued to achieve significant growth, with revenues for the nine months ended September 30, 2006 up 15% over the same period in 2005. We opened a new facility in Miami during the third quarter in 2006. We relocated two of our key employees to this facility and recently hired two more employees. The Florida market has for several years been under-supported by distribution in our industry, and could be a key growth driver in 2007.

The results for the first nine months of 2006 also reflect a $260,000 write off for a proposed transaction that didn't close and $75,000 for settling litigation that we inherited from a predecessor company. As a result, for the first nine months of 2006, we lost approximately $300,000.

We achieved our 2006 results despite substantial smoke damage from a fire in a nearby building that forced us after several months of trying conditions to relocate our entire operation. But there is a silver lining to this event: our new location at 1160 Commerce Ave. Bronx, NY allows us to operate more efficiently because we no longer have our warehouse and wholesale showroom in separate physical locations. Our facilities are state of the art. Moving wasn't easy, and for several months we offered incentive pricing to smooth the transition by our customers to our new address.

The later than expected arrival of eagerly anticipated new game platforms from both Sony and Nintendo presented an additional challenge to us in 2006. New platforms generally result in increased top and bottom line dollars for the industry. Also, the introduction of new systems has historically been accompanied by a reduction in prices for the older platform products that results in a further boost to sales and profitability. The arrival of the new products did not occur until late November, much later than expected, with hardware in extremely short supply. Furthermore, there has not yet been an accompanying reduction in prices for the older platforms.

We have made the necessary investments in both new facilities and in people to take advantage of the growth in the marketplace that we anticipate will result from the introduction of the long awaited new platforms. These internal investments, along with an increased supply of new product expected in the first half of 2007, augur well for the final quarter of 2006 and for fiscal 2007. We also plan to continue to aggressively market to new and existing customers with several initiatives. Examples are: participation in industry shows, cooperative local advertising, an updated B to B website, a drop ship program, and a strong telemarketing campaign.

We thank you for your support as we move to continue to build our young company in 2007.

Sincerely,

Jay Gelman
Chairman and Chief Executive Officer
Alliance Distributors Holding Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _______

COMMISSION FILE NUMBER
000-32319

Alliance Distributors Holding Inc.
(Name of Small Business Issuer in Its Charter)

(State or Other Jurisdiction of (I.R.S. Employer Identification No.)
Incorporation or Organization)

Delaware 33-0851302
15-15 132nd Street
College Point, New York 11356
(Address of principal executive offices)

Registrant's Telephone Number, Including Area Code:
(718) 747-1500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section
12(g) of the Act:
Common Stock, par value $0.001 per share

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. |_|

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) |_|

State Issuer's revenues for its most recent fiscal year: $58,670,335.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was $7,074,319 as of March 15, 2006.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

State the number of shares outstanding of each of the Issuer's classes of common stock, as of the latest practicable date: 48,721,065 as of March 16, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

See index to exhibits

Transitional Small Business Disclosure Format (Check one): Yes |_| No |X|

ITEM 1. DESCRIPTION OF BUSINESS

Alliance Distributors Holding Inc. (the "Company" or "Alliance") is a distributor of video game consoles and video game peripherals, accessories and software. Our offices are located at 15-15 132nd Street, College Point, New York 11356. Our telephone number is (718) 747-1500.

Business Background

In June 2002, the Company, then named JPAL, Inc. ("JPAL"), a Nevada corporation which then had no ongoing business or significant assets, acquired Essential Reality, LLC ("ER, LLC") which had been formed in 1998 as Freedom Multimedia, LLC in Delaware to develop and market a virtual video game controller. Following this transaction, JPAL changed its name to Essential Reality, Inc. ("Essential"). In November 2003, we discontinued sales of our virtual video game controller because of our inability to raise necessary funds.

On June 17, 2004, Essential entered into a Share Exchange Agreement (the "Exchange Agreement") with Jay Gelman, Andre Muller and Francis Vegliante, the sole shareholders (the "Stockholders") of AllianceCorner Distributors Inc., a New York corporation ("AllianceCorner") which had been engaged in the video game distribution business since August 2003. Pursuant to the Exchange Agreement, the Company on June 29, 2004 acquired all the outstanding capital stock of AllianceCorner from the Stockholders and, in exchange for such capital stock, issued 517,105 Series B Convertible Non Redeemable Preferred Shares ("Series B Preferred Shares") to Jay Gelman, 517,105 Series B Preferred Shares to Andre Muller and 517,104 Series B Preferred Shares to Francis Vegliante. On November 22, 2004, the Series B Preferred Shares converted into 8,226,671 shares of common stock for each of Jay Gelman and Andre Muller and into 8,226,655 shares of common stock for Francis Vegliante.

In connection with this acquisition, the Company issued the share equivalent of 22,028,759 shares of common stock and 346,663 shares of Series A Convertible Non Redeemable Preferred Stock and warrants to purchase 1,564,096 shares of common stock in private placements. Each share of Series A Convertible Non Redeemable Preferred Stock entitles the holder to 15.91 votes, and votes as one class with the common stock on as converted basis.

These transactions diluted the ownership of our shareholders prior to June 2004 to 1.06% of the 47,368,756 shares of common stock outstanding as of December 31, 2005.

Certain holders granted to Jay Gelman an irrevocable voting proxy to vote their voting stock. As of March 16, 2006, Jay Gelman's voting proxy covered 6,976,899 shares of common stock, as well as 168,427 shares of Series A Convertible Non Redeemable Preferred Stock that have 2,679,674 votes, for a total voting proxy of 9,656,573 votes.

We accounted for our acquisition of AllianceCorner as a reverse acquisition as of June 30, 2004. The pre-acquisition financial statements of AllianceCorner are treated as historical financial statements of the combined companies.

AllianceCorner was formed in May 2003 under the name Alliance Partners, Inc. The name of Alliance Partners, Inc. was changed to AllianceCorner Distributors Inc. in September 2003 and was further changed to Alliance Distributors Holding, Inc. ("Alliance New York") in July 2004. Effective November 17, 2004, Alliance New York was merged into Alliance Distributors Holding Inc., a Delaware corporation that was wholly owned by Essential.

Effective November 22, 2004, Essential reincorporated in Delaware and changed its name to Alliance Distributors Holding Inc. ("Alliance" or the "Company"), by way of a merger of Essential into Alliance, which was then a wholly owned Delaware subsidiary of Essential.

On March 7, 2005, Mr. Vegliante sold 4,000,000 shares of common stock to investors in a private transaction at a purchase price of $0.125 per share.

Stock Purchase Agreement

On January 2, 2006, the Company entered into a Stock Purchase Agreement (the "Acquisition Agreement") to buy all of the capital stock of Foto Electric Supply Co., Inc. (Fesco). The Acquisition Agreement expired by its terms on February 28, 2006. The Company and the shareholders of Fesco are on a non-binding basis nevertheless pursuing efforts to consummate a transaction. Fesco is a privately held company based in New York City whose primary business is the distribution of consumer electronics.

Our Business

What we Sell

We distribute to retail stores videogame consoles that are manufactured by Sony (primarily the *PlayStation*(R) *2* Computer Entertainment system or "*PS2*" and *Play Station Portable* system or "PSP"), Nintendo of America, Inc. "Nintendo" (including the *GameCube*TM *and Game Boy*(R) *Advance* systems) and, pursuant to a resale relationship we have with one of Microsoft's distributors, Microsoft products, including the *Xbox*(R) system. We generally sell these consoles at prices ranging from $70 to $250. We also distribute accessories and game software that are made for these consoles by the console manufacturers and third parties. Accessories include controllers, memory cards, network adaptors, steering wheels for racing games and extra cable for game controllers. We sell our accessories and software at prices ranging from $10.00 to $150.00. At December 31, 2005, we had available an aggregate of approximately 4,000 products for sale to our customers.

The Market

According to The NPD Group, Inc. a leading market information provider, the videogame market, which includes gaming hardware, software, and accessories, generated U.S. retail sales of $10.5 billion in 2005. This represented an approximate six percent increase over the $9.9 billion sales generated in 2004. The sales increase was the result of a strong portable game market, which offset the declines in the console market. According to the International Development Group ("IDG"), the average age of Americans who play video and PC games is 29, and approximately 145 million people play videogames on a regular basis.

Suppliers

We are direct distributors for Sony Computer Entertainment America Inc. ("Sony") and Nintendo of America Inc. ("Nintendo") and purchase product from them directly. We are also direct distributors for approximately 75 third-party vendors (including Electronic Arts Inc., Take Two Interactive Software, Inc. and THQ Inc.) of accessories and software for video games. We have no relationship with Microsoft for distribution of the Microsoft Xbox(R), and purchase our Xbox(R) supplies from another distributor.

For the fiscal year ended December 31, 2005, we purchased approximately 33% of our products for cash in advance, and the balance on 30 day to 45 day terms. For the fiscal year ended December 31, 2004, we purchased approximately 30% of our products for cash in advance, and the balance on 30 day to 45 day terms.

In addition to manufacturer credit and internally generated funds, we have a financing agreement with a lender under which the lender may in its discretion lend us up to $10,000,000 based on eligible receivables and inventory. We have pledged substantially all of our assets as security for this financing.

For the fiscal year ended December 31, 2005, three of our suppliers in the aggregate accounted for approximately 62% of our purchases (with one supplier accounting for 42% alone), and our ten largest suppliers in the aggregate accounted for 82% of our purchases. For fiscal year ended December 31, 2004, the same three suppliers in the aggregate accounted for approximately 56% of our purchases, and our ten largest suppliers in the aggregate accounted for 77% of our purchases. We have no long term agreement with any of our suppliers, and conduct business with them on an individual purchase order basis. Our business would be materially and adversely affected should any material supplier terminate its relationship with us or modify its relationship with us.

Warehouse and Showroom

Our executive offices and approximately 2,000 square foot showroom are located in approximately 5,500 square feet of space at 15-15 132nd Street, College Point, New York 11356. We utilize our showroom to display products to our customers. We store our inventory in our 11,500 square foot warehouse in College Point, New York. Products are either picked up directly by the customer from our showroom or delivered by one of our three delivery vehicles or through a third party courier. We deliver products at no additional charge to customers that purchase at least $500 worth of products in the New York metropolitan area and the surrounding tri-state region.

Our Customers; Sales and Marketing

Our customers consist primarily of approximately 2,600 retail outlets located throughout the United States and Canada, with a majority being in the New York metropolitan area and the surrounding tri-state region. These customers include independent retailers, regional electronics superstores, entertainment specialty stores, video stores, online retailers, specialty toy retailers, supermarkets, drug stores, department stores, and military bases. We estimate that these stores are owned by approximately 350 to 500 different entities. Approximately 35% of our sales are on a cash on delivery basis, and the balance is invoiced primarily on 7 through 30 day terms. To our knowledge, no group of stores under common ownership accounted for 10% or more of our sales for fiscal year ending 2005 and 2004.

We sell to our customers on a purchase order basis through our sales employees who are paid on a salary plus commission basis. We have no long-term sales agreements.
We market ourselves in part as being engaged in a "Video Game Alliance" with our customers, fostering the sense that we are truly partners with our retailer customers in selling products to the end user. Our showroom in College Point is designed in part to help us advise our customers on how best to sell the product they buy from us, and we offer them banners, and point of sale and similar material. In advertisements we list our customers and indicate that the advertisement is "brought to you by Alliance Distributors." We have not to date advertised in the trade press. We attend and exhibit at two trade shows annually.

We have developed a business-to-business website that offers customers many of the conveniences of our retail showroom and the ability to order products directly on line. We believe that the website may allow us to expand our marketing area.

Warranties and Returns

We offer no warranties to our customers and do not have any facilities for the repair or service of any products. We nevertheless accept returns of product claimed to be defective and reimburse our customers for the full purchase price of these products. Although the majority of our suppliers in turn accept these returns from us, certain suppliers credit us with a fixed allowance for returns and require that we assume any additional risk.

Competition

The products that we distribute are also sold through large retail chain stores, many of which have greater financial, technical, personnel and other resources than we do. Management estimates that the great majority of product sales are made through Wal-Mart, BestBuy, Target, Gamestop and other retailers that buy directly from manufacturers

In addition to Alliance, the dominant independent distributors in our industry include: Mecca Electronics Industries, Inc., Jack of all Games (a subsidiary of Take Two Interactive Software, Inc.), About Time Inc, Pioneer Distributors Inc d/b/a JB Marketing, Florida State Games, SVG Distribution, Inc. and D&H Distributing Co., Inc. These companies have significantly greater financial resources than our company. We compete with these companies on the basis of personalized service, advice and marketing support that we seek to offer to our customers.

Government Regulation

The manufacturers of the products we distribute must test them for compliance with Federal Communications Commission (FCC) standards to avoid radio frequency emissions that could interfere with other radio frequency transmissions or similar regulatory standards in other countries. We are not required to test our products for compliance.

Trademarks

We hold no patents or material proprietary technology. We have no intellectual property other than a trademark for "Video Game Alliance."

Employees

We currently employ 30 employees, all except for three are employed on a full time basis.

ITEM 2. DESCRIPTION OF PROPERTIES

Our executive offices and approximately 2,000 square foot showroom are located in approximately 5,500 square feet of space at 15-15 132nd Street, College Point, New York 11356. We lease these offices and showroom pursuant to a ten-year lease which expires on February 28, 2013. We currently pay rent in the amount of approximately $5,300 per month, which rent increases approximately 3% beginning on March 1st each year, with a monthly rent of approximately $6,500 per month in the final year of the lease. We utilize our showroom to display products to our customers.

We also lease approximately 11,500 additional square feet of warehouse space in two adjacent buildings located at 18-37 and 18-39 128th Street, College Point, New York 11356. Both leases expire on June 30, 2008. The aggregate rent currently payable under these two leases is approximately $9,700 per month, which rent increases 3% each year commencing on December 1st under the lease for 18-37 128th Street and on July 1st under the lease for 18-39 128th Street. Our current premises are adequate for our current operations and we do not anticipate that we will require any additional premises in the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

Other than as set forth below, we know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

On August 19, 2004 a complaint was filed by Radio Wave LLC ("Plaintiff"), in the Supreme Court of the State of New York, County of New York, against Essential Reality, LLC, Essential and David Devor, a former officer and a current employee of the Company, for rent, and costs relating to premises formerly occupied by the Company. Plaintiff seeks to recover $150,416 for the period up to August 31, 2004, plus additional amounts to be determined by the Court for the period subsequent to August 31, 2004. Plaintiff also seeks to recover $50,000 in expenses and attorney fees plus additional amounts to be determined by the Court. The Company is currently in settlement discussions with Plaintiff and has provided a reserve for its estimate of the loss.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company may need to amend its Certificate of Incorporation to effect a reverse stock split of the Company's authorized common stock and to further amend its Certificate of Incorporation to increase the number of the Company's authorized shares of common stock if the Company consummates any equity financing in connection with the Acquisition Agreement described above under the section titled Stock Purchase Agreement.

On December 19, 2005, shareholders holding 62% of the total outstanding shares entitled to vote, voted to amend the Company's Certificate of Incorporation to effect a reverse stock split of the Company's authorized common stock, par value $0.001 per share and the Company's issued and outstanding common stock on the basis of one-for-five at such time, if any, as the Board of Directors shall deem appropriate ("Reverse Stock Split"). The Board of Directors has to this date not effected the Reverse Stock Split.

On January 13, 2006, shareholders holding 62% of the total outstanding shares entitled to vote, voted to amend the Company's Certificate of Incorporation to increase the number of the Company's authorized shares of common stock from 20,000,000 shares to 100,000,000 shares on a post 2006 Reverse Stock Split basis at such time, if any, as the Board of Directors shall deem appropriate. The Board of Directors has to this date not effected the increase in authorized shares.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the OTC Bulletin Board since April 28, 2005. It traded on the Pink Sheets Electronic Quotation Service from July 2003 to April 27, 2005 and on the OTC Bulletin Board from April 19, 2001 until July 2003. Our current trading symbol is ADTR.OB. The following table sets out the high and low closing bid prices of our common stock during the periods indicated as quoted on the OTC Bulletin Board and the Pink Sheets Electronic Quotation Service. Prices are adjusted to reflect a one-for 44 reverse split effective on November 22, 2004, and reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

QUARTER ENDED	BID PRICE PER SHARE	
2005	**HIGH**	**LOW**
March 31, 2005	$ 0.65	$ 0.11
June 30, 2005	$ 0.20	$ 0.12
September 30, 2005	$ 0.45	$ 0.13
December 31, 2005	$ 0.47	$ 0.20
2004	**HIGH**	**LOW**
March 31, 2004	$11.00	$ 4.84
June 30, 2004	$15.40	$ 3.52
September 30, 2004	$15.40	$ 4.40
December 31, 2004	$ 4.40	$ 0.20

As of March 16, 2006, there were 128 stockholders of record of the Company's Common Stock. This number does not include shares held in street name. The Company has not paid cash dividends on its Common Stock and does not plan to pay cash dividends in the foreseeable future.

EQUITY COMPENSATION PLAN INFORMATION

Our current Alliance Distributors Holding Inc. 2004 Stock Plan (the "Plan") was adopted by our directors on October 25, 2004 and was approved by our shareholders on October 25, 2004. No options were issued and outstanding under the Plan during fiscal year 2004.

As of December 31, 2005, the Company has 7,390,000 options outstanding under the Plan. The options are ten-year non-qualified options to purchase the Company's common stock, 7,240,000 of the options have an exercise price of $0.325 per share and 150,000 of the options have an exercise price of $0.32 per share and they vest and become exercisable in 12 equal quarterly installments. Of the total options granted, 1,100,000 options were granted to Jay Gelman, the CEO and Chairman of the Board of Directors of the Company, 1,100,000 options were granted to Andre Muller, the President, COO and a director of the Company, 100,000 options were granted to Barbara A. Ras, CFO of the Company and 150,000 options were granted to each of Thomas Vitiello, Steven H. Nathan and Humbert B. Powell, III, each a non-employee director of the Company. The options were granted in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Equity Compensation Plan Information

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	7,390,000	$0.325	2,610,000

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
OVERVIEW

See "Business-Background," for description of a transaction whereby AllianceCorner Distributors Inc. ("AllianceCorner") became a New York wholly-owned subsidiary of Essential. The name of AllianceCorner was changed to Alliance Distributors Holding, Inc. ("New York Alliance") in July 2004. Effective November 17, 2004, New York Alliance was merged into Alliance Distributors Holding Inc., a Delaware corporation that was wholly owned by Essential. Effective November 22, 2004, Essential reincorporated in Delaware and changed its name to Alliance Distributors Holding Inc. ("Alliance" or the "Company"), by way of a merger of Essential into Alliance, which was then a wholly owned Delaware subsidiary of Essential. The business of AllianceCorner became our only business. Since the former stockholders of AllianceCorner acquired a majority of our voting interests, the transaction was treated as a reverse acquisition of a public shell, with AllianceCorner treated as the acquirer for accounting purposes. Accordingly, the pre-acquisition financial statements of AllianceCorner are our historical financial statements. At the time of the acquisition, the Company had no continuing operations and its historical results would not be meaningful if combined with the historical results of AllianceCorner.

Our distribution revenues are derived from the sale of interactive video games and gaming products for all key manufacturers and third-party software titles, accessories and hardware. Operating margins in our distribution business are dependent on the mix of software and hardware sales, with software generating higher margins than hardware.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Critical accounting policies include:

Revenue Recognition - The Company recognizes sales upon shipment of products to customers as title and risk of loss pass upon shipment and collectibility is reasonably assured. Provisions for estimated uncollectible discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded. While such amounts have been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same rates as in the past.

Accounts Receivable - Accounts Receivable as shown on the Balance Sheet are net of allowances and anticipated discounts. The Company establishes credit terms for new clients based upon management's review of their credit information and projects terms, performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. The allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements for estimated losses resulting from the inability of its clients to make required payments. The Company determines this allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, estimate of the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. While credit losses have generally been within expectations and the provisions established, the Company cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, the Company has credit exposure if the financial condition of one of its major clients were to deteriorate. In the event that the financial condition of its clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company increased its allowance for doubtful accounts by approximately $148,000 during 2005 and maintains a balance of approximately $181,000 as of December 31, 2005.

Inventories - Inventory is stated at the lower of cost or market, cost being determined on the average cost basis. The Company receives price protection from its suppliers for merchandise that may be slow moving or aged. The Company evaluates the adequacy of its slow moving or aged inventory quarterly and writes down its inventory to fair value based upon the price protection received or current market value. While write-downs have been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same level of write-downs as in the past. The Company does not offer warranties to its customers but will accept returns of product claimed to be defective and reimburse the customers for the full purchase price. The majority of the Company's suppliers in turn accept these returns from us. There are no reserves for warranties as of December 31, 2005.

Income Taxes - At December 31, 2005, the Company had federal and state net operating loss carryforwards (NOL's) of approximately $5,481,000. In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company establishes valuation allowances if it is "more likely than not" that the Company will not be able to utilize it to offset future taxes. The Company has established a valuation allowance of $2,356,600 at December 31, 2005 due to the uncertainty surrounding the realization of the NOL's which resulted from the Exchange Agreement. Pursuant to IRC Section 382 of the Tax Reform Act of 1986 the utilization of NOL's is limited in the case of certain transactions including significant changes in ownership interests. The Company has determined that based upon the terms of the Exchange Agreement, an ownership change pursuant to this Act has occurred and as a result, the NOL's are significantly limited.

YEAR ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

The following table shows each specified item as a dollar amount and as a percentage of net sales in each fiscal period, and should be read in conjunction with the financial statements included elsewhere in this Annual Report on Form 10-KSB:

	Year Ended December 31, 2005 (Thousands)		Year Ended December 31, 2004 (Thousands)	
Net sales	$ 58,670	100.0%	$ 35,037	100.0%
Cost of goods sold	52,732	89.9%	31,116	88.8%
Gross profit	5,938	10.1%	3,921	11.2%
Operating Expenses:				
Selling, general and administrative expenses	5,308	9.0%	3,919	11.2%
Income from operations	630	1.1%	2	.0%
Interest expense	521	9%	230	7%
Income (loss) before income taxes	109	.2%	(228)	(.7%)
Income tax expense (benefit)	(77)	.1%	14	.0%
Net income (loss)	$ 186	.3%	$ (242)	(.7)%

RESULTS OF OPERATIONS

Net sales increased by $23,633,344, or 67.5%, from $35,036,991 for the year ended December 31, 2004 to $58,670,335 for the year ended December 31, 2005. The growth in net sales was primarily due to the increase in sales with our existing customers, as well as an increase in our customer base.

Cost of goods sold increased by $21,616,749, or 69.5%, from $31,116,020 for the year ended December 31, 2004 to $52,732,769 for the year ended December 31, 2005. The increase was consistent with revenue growth. Gross profit as a percentage of net sales decreased to 10.1% for the year ended December 31, 2005 from 11.2% for the year ended December 31, 2004. This decrease was primarily due to the Company's strategy to grow the customer base and increase revenues by introducing incentive pricing programs to new and key customers. Cost of goods sold excludes the distribution costs of purchasing, receiving, inspection, warehousing and handling costs; we include these costs in our selling, general and administrative expenses. Our gross margins may not be comparable to those of other entities since some entities include these distribution costs in the cost of goods sold. These distribution costs were $1,160,619 and $994,100 for the year ended December 31, 2005 and 2004, respectively.

Selling, general and administrative expenses increased by $1,388,575, or 35.4%, from $3,919,071 for the year ended December 31, 2004 to $5,307,646 for the year ended December 31, 2005. The increase was primarily due to the Company's increase in salaries and related payroll taxes of $282,064, allowance for doubtful accounts of $148,000 and write-offs of accounts receivable of $98,870,advertising and marketing expenses of $195,145, professional fees associated with the Company's expanded operations of $133,053, litigation expenses of $125,000, freight out expenses of $119,568, insurance premiums of $91,975 and stock option compensation expense of $38,332 as a result of 750,000 options that were granted to non-employees who provide services to the Company. Selling, general and administrative expenses as a percentage of net sales decreased to 9.0% for the year ended December 31, 2005 from 11.2% for the year ended December 31, 2004. For the year ended December 31, 2005, selling, general and administrative expenses were comprised of the following: $746,414 in selling expenses, $1,160,619 in distribution costs and $3,400,613 in general and administrative expenses. For the year ended December 31, 2004, selling, general and administrative expenses were comprised of the following: $497,157 in selling expenses, $994,100 in distribution costs and $2,427,814 in general and administrative expenses.

Interest expense increased by $291,669, or 126.9%, from $229,844 for the year ended December 31, 2004 to $521,513 for the year ended December 31, 2005. The increase was primarily due to increased borrowings as well as higher interest rates on bank borrowings during the year ended December 31, 2005. The increased borrowing levels were the result of increased sales volume that required higher inventory levels and increased accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2005 net cash used in operating activities was $2,423,184. Net cash used in operations for the year ended December 31, 2005 consisted of net income of $185,725 and included the following changes in operating assets and liabilities: an increase in accounts receivable of $2,402,755, an increase in inventory of $1,500,632, an increase in due from vendors of $705,205, and an increase in accounts payable of $1,458,855. The increases were all the result of increased sales volume.

Net cash used in investing activities for the year ended December 31, 2005 was $144,062 which was primarily used for the purchase of equipment and acquisition agreement costs.

Net cash provided by financing activities for the year ended December 31, 2005 was $2,598,485 which primarily consisted of net proceeds on our note payable to bank of $2,768,291.

For the year ended December 31, 2004 net cash used in operating activities was $5,181,707. Net cash used in operations for the year ended December 31, 2004 consisted of a net loss of $241,749 and included the following changes in operating assets and liabilities: an increase in accounts receivable of $3,216,014, an increase in inventory of $972,128 a decrease in accounts payable of $1,889,677 and a decrease in amount due to factor of $1,283,854.

Net cash used in investing activities for the year ended December 31, 2004 was $72,001 which was primarily used for the purchase of equipment.

Net cash provided by financing activities for the year ended December 31, 2004 was $4,817,460 which consisted primarily of gross proceeds of $4,000,000 from the Offering, less payments of issuance costs of $200,500, payments of merger expenses of $111,963, repayment of long term obligations of $271,624, payment of deferred financing costs of $50,000, payment of Essential's pre-acquisition liabilities of $915,329 and net proceeds on our note payable to bank of $2,366,876.

On June 29, 2004 the Company received $2,884,171 in net proceeds from the sale of 1,124,767 shares of Series A 6% Convertible Non-Redeemable Preferred Shares of Essential ("Series A 6% Preferred Shares) in a private placement (the "Offering"). At the same time, substantially all outstanding debt of the Company was extinguished through either conversion into an aggregate of 452,202 shares of Series A 6% Preferred Shares or through cash payments.

The Company has entered into a financing agreement with Rosenthal & Rosenthal, Inc. ("Rosenthal") dated November 11, 2004 and amended on November 1, 2005 (the "Agreement"). Under the Agreement, Rosenthal may in its discretion lend to the Company up to $10,000,000, which is the maximum credit under the facility, based on eligible inventory and receivables. All borrowings are due on demand, are secured by substantially all of the assets of the Company and are subject to the Company's compliance with certain financial covenants. The Company's CEO and the Company's President have signed limited guaranties in respect of borrowings under the Agreement.

The amendment dated November 1, 2005 among other things increased the maximum credit under the facility from $5,000,000 to $10,000,000 and reduced the interest rate on borrowings by 0.5%.

The Agreement terminates November 30, 2007 unless terminated by Rosenthal on 30 days' notice. Interest accrues on outstanding borrowings at the prime rate (but not less than 4.75%) plus 1.5%. At December 31, 2005, the interest rate on borrowings outstanding was 8.75%. In addition, the Company will pay the lender on each anniversary date an annual fee of 1% of the maximum credit which is amortized over one year, and a monthly administrative fee of $1,000. The financing expense for the annual fee recorded for the years ended December 31, 2005 and 2004 amounted to approximately $56,000 and $6,000, respectively. At December 31, 2005, the principal amount outstanding under the facility was $5,135,167.

Under the terms of the Agreement, the Company is required to maintain a specified level of net worth, working capital and debt ratios as defined. In May 2005, Rosenthal informed the Company that it did not comply with a financial covenant under the Agreement for the fourth quarter of 2004. Rosenthal has provided a waiver for this failure to comply. In addition, for the first and second quarter of 2005, the Company did not comply with certain financial covenants for which Rosenthal has also provided waivers. On October 31, 2005 and March 21, 2006, the Company and Rosenthal agreed to amend the covenants, effective September 30, 2005 and December 31, 2005, respectively. Based upon these amendments, the Company was in compliance with all of its covenants at September 30, 2005 and December 31, 2005.

The Company believes that it will have sufficient liquidity for the next twelve months and the foreseeable future. However, the Company would be materially and adversely affected if Rosenthal demands payment of these borrowings under the Agreement and the Company is unable to refinance these borrowings.

Reference is made to the section titled Stock Purchase Agreement above for information relating to an Acquisition Agreement.

Contractual Obligations

The table below reflects our contractual cash obligations, expressed in thousands, at December 31, 2005.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term obligations	$ 30	$ 18	$ 12		
Operating lease obligations	813	183	319	$144	$167
Note payable - bank	5,135	5,135	-	-	-
Note payable – bank, interest	449	449	-	-	-
Total contractual cash obligations	$6,427	$5,785	$331	$144	$167

Note payable – bank in the table is shown as a less than one year obligation because the lending bank may demand payment at any time. Interest on the note accrues at the prime rate (but not less than 4.75%) plus 1.5%. At December 31, 2005, the interest rate on borrowings outstanding was 8.75%. Note payable – bank, interest assumes that the principal amount outstanding on the note is paid in full on December 31, 2006, that the principal amount outstanding during the period will be $5,135,000, and is based upon our current borrowing rate of 8.75%.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This statement revises FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement, for small business issuers is effective as of the beginning of the Company's next fiscal year. Accordingly, the Company will adopt SFAS 123(R) in its first quarter of fiscal 2006. The impact of this new standard on the Company's net income for fiscal 2006 is estimated to be approximately $120,000 before the grant of any new options. The impact of this new standard, if it had been in effect, on the net income and related per share amounts for the year ended December 31, 2005 is disclosed in Note 2 - Stock Based Compensation of the financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting for Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

FLUCTUATIONS IN OPERATING RESULTS AND SEASONALITY

We have experienced fluctuations in quarterly operating results as a result of the timing of the introduction of new titles; variations in sales of titles developed for particular platforms; market acceptance of our titles; sequels or enhancements of existing titles; projected and actual changes in platforms; the timing and success of title introductions by our competitors; product returns; changes in pricing policies by us and our competitors; order cancellations; and delays in product shipment. Sales of our titles are also seasonal, with peak shipments typically occurring in the fourth calendar quarter as a result of increased demand for titles during the holiday season. Annual comparisons of operating results are not necessarily indicative of future operating results.

ITEM 7. FINANCIAL STATEMENTS

ALLIANCE DISTRIBUTORS HOLDING INC.

Index

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders
Alliance Distributors Holding Inc.

We have audited the accompanying balance sheet of Alliance Distributors Holding Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Distributors Holding Inc. as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
March 10, 2006

ALLIANCE DISTRIBUTORS HOLDING INC.
Balance Sheet
December 31, 2005

ASSETS

Current assets:	
Cash	$ 251,844
Accounts receivable, net of allowance for doubtful accounts of approximately $181,000	5,526,444
Inventory	5,368,967
Due from vendors	739,453
Prepaid acquisition and proposed offering costs	161,823
Prepaid expenses and other current assets	224,665
Deferred tax asset	155,000
Total current assets	12,428,196
Property and equipment, net	370,875
Other assets	71,300
	$ 12,870,371

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Note payable-bank	$ 5,135,167
Accounts payable	4,033,497
Current portion of long term obligations	18,468
Accrued expenses and other current liabilities	393,830
Total current liabilities	9,580,962
Long term obligations	12,126
Deferred lease obligation	25,785
Commitments and contingencies	
Stockholders' equity:	
Series A Convertible Non-Redeemable Preferred Stock, $.001 par value - Authorized, 8,615,348 shares; issued and outstanding, 346,663 shares	347
Common Stock, $.001 par value - Authorized, 100,000,000 shares; issued and outstanding 47,368,756 shares	47,369
Additional paid-in capital	3,224,521
Accumulated deficit	(20,739)
Total stockholders' equity	3,251,498
	$ 12,870,371

See notes to financial statements.

ALLIANCE DISTRIBUTORS HOLDING INC.

Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net sales	$ 58,670,335	$ 35,036,991
Cost of goods sold	52,732,769	31,116,020
Gross profit	5,937,566	3,920,971
Selling, general and administrative expenses	5,307,646	3,919,071
Income from operations	629,920	1,900
Interest expense	521,513	229,844
Income (loss) before provision for (benefit from) income taxes	108,407	(227,944)
Provision for (benefit from) income taxes	(77,318)	13,805
Net income (loss)	185,725	(241,749)
Preferred stock dividends	--	164,531
Net income (loss) available to common stockholders	$ 185,725	$ (406,280)
Net income (loss) available to common stockholders per share – Basic	$ .00	$ (.01)
Net income (loss) available to common stockholders per share – Diluted	$ .00	$ (.01)
Weighted-average common shares outstanding-Basic	46,622,314	35,330,253
Weighted-average common shares outstanding-Diluted	47,110,005	35,330,253

See notes to financial statements.

ALLIANCE DISTRIBUTORS HOLDING INC.
Statements of Stockholders' Equity
For the Years Ended December 31, 2005 and 2004

	Preferred Stock A		Preferred Stock B		Common Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2004	--	$ --	--	$ --	300	$ 300
Exchange of Alliance shares for Essential shares	--	--	1,551,314	1,551	(300)	(300)
Essential shareholders' shares prior to reverse acquisition	--	--	--	--	422,457	422
Issuance of shares in exchange for Essential debt and Essential's debt and liabilities assumed	452,202	452	--	--	77,543	78
Proceeds from PPO, net of cash issuance costs	1,124,767	1,125	--	--	--	--
Shares issued to placement agent of PPO, net of merger expenses of $385,000	108,146	108	--	--	--	--
Preferred stock dividend	46,200	46	--	--	--	--
Conversion of Preferred Stock B into Common Stock	--	--	(1,551,314)	(1,551)	24,679,997	24,680
Conversion of Preferred Stock A into Common Stock	(1,166,666)	(1,167)	--	--	18,560,743	18,561
Shares issued to settle Common Stock liability	--	--	--	--	110,000	110
Warrants issued to lender	--	--	--	--	--	--
Merger expenses and registration fees	--	--	--	--	--	--
Net loss	--	--	--	--	--	--
Balance, January 1, 2005	564,649	564	--	--	43,850,740	43,851
Conversion of Preferred Stock A into Common Stock	(217,986)	(217)	--	--	3,468,016	3,468
Registration costs	--	--	--	--	--	--
Issuance of stock options to non-employees	--	--	--	--	--	--
Shares issued to placement agent of proposed offering	--	--	--	--	50,000	50
Net income	--	--	--	--	--	--
Balance, December 31, 2005	346,663	$ 347	--	--	47,368,756	$ 47,369

ALLIANCE DISTRIBUTORS HOLDING INC.
Statements of Stockholders' Equity (Continued)
For the Years Ended December 31, 2005 and 2004

	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance, January 1, 2004	$ 435,715	$ 199,816	$ 635,831
Exchange of Alliance shares for Essential shares	(1,251)	--	--
Essential shareholders' shares prior to reverse acquisition	(422)	--	--
Issuance of shares in exchange for Essential debt and Essential's debt and liabilities assumed	(1,068,428)	--	(1,067,898)
Proceeds from PPO, net of cash issuance costs	3,798,375	--	3,799,500
Shares issued to placement agent for PPO, net of merger expenses of $385,000	(108)	--	--
Preferred stock dividend	164,485	(164,531)	--
Conversion of Preferred Stock B into Common Stock	(23,129)	--	--
Conversion of Preferred Stock A into Common Stock	(17,394)	--	--
Shares issued to settle Common Stock liability	32,090	--	32,200
Warrants issued to lender	60,000	--	60,000
Merger expenses and registration fees	(193,693)	--	(193,693)
Net loss	--	(241,749)	(241,749)
Balance, January 1, 2005	3,186,240	(206,464)	3,024,191
Conversion of Preferred Stock A into Common Stock	(3,251)	--	--
Registration costs	(16,250)	--	(16,250)
Issuance of stock options to non-employees	38,332	--	38,332
Shares issued to placement agent of proposed offering	19,450	--	19,500
Net income	--	185,725	185,725
Balance, December 31, 2005	$ 3,224,521	$ (20,739)	$ 3,251,498

See notes to financial statements.

ALLIANCE DISTRIBUTORS HOLDING INC.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net income (loss)	$ 185,725	$ (241,749)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH USED IN OPERATING ACTIVITIES:		
Deferred rent	8,188	13,359
Depreciation and amortization	115,171	82,950
Bad debt expense	246,870	27,050
Stock option compensation expense	38,332	--
Amortization of deferred financing costs	74,250	10,833
Deferred taxes	(155,000)	--
CHANGES IN ASSETS AND LIABILITIES:		
(Increase) decrease in assets		
Accounts receivable	(2,402,755)	(3,216,925)
Due from factor	--	1,283,854
Inventory	(1,500,632)	(972,128)
Due from vendors	(705,205)	(19,848)
Prepaid expenses and other current assets	(3,474)	(64,185)
Increase (decrease) in liabilities		
Accounts payable	1,458,855	(1,889,677)
Accrued expenses and other current liabilities	216,491	(195,241)
Net cash used in operating activities	(2,423,184)	(5,181,707)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of property and equipment	(76,672)	(68,952)
Increase in other assets	(12,500)	(3,049)
Payments for acquisition agreement costs	(54,890)	--
Net cash used in investing activities	(144,062)	(72,001)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Proceeds from sale of securities	--	4,000,000
Proceeds from note payable – bank	57,695,237	10,018,726
Repayments of note payable – bank	(54,926,946)	(7,651,850)
Payments for pre-acquisition liabilities	--	(915,329)
Payments for registration and issuance costs	(16,250)	(200,500)
Payments for merger costs	--	(111,963)
Repayment of long-term obligations	(29,250)	(271,624)
Payment of deferred financing costs	(100,000)	(50,000)
Payment for proposed offering costs	(24,306)	--
Net cash provided by financing activities	2,598,485	4,817,460
NET INCREASE (DECREASE) IN CASH	31,239	(436,248)
CASH, beginning of year	220,605	656,853
CASH, end of year	$ 251,844	$ 220,605

See notes to financial statements

ALLIANCE DISTRIBUTORS HOLDING INC.
Statements of Cash Flows (Continued)
For the Years Ended December 31, 2005 and 2004

	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 409,170	$ 148,413
Income tax paid	$ 7,373	$ 19,222
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of Common Stock to placement agent	$ 19,500	$ --
Acquisition and proposed offering costs accrued	$ 63,127	$ --
Issuance of Series A 6% Preferred Stock to placement agent	$ --	$ 385,000
Liabilities assumed	$ --	$ 1,067,898
Series A 6% Preferred Stock dividend	$ --	$ 164,531
Merger costs accrued	$ --	$ 81,730
Issuance of common stock to settle liability	$ --	$ 32,200
Issuance of warrants to lender	$ --	$ 60,000

See notes to financial statements

Note 1 - BASIS OF PRESENTATION, ORGANIZATION AND OTHER MATTERS

Alliance Distributors Holding Inc. (the "Company" or "Alliance") is a distributor of video game consoles, peripherals, accessories and software to customers throughout the United States for most key manufacturers and third party publishers in the video game industry.

On June 17, 2004, the Company (formerly Essential Reality, Inc. "Essential") entered into a Share Exchange Agreement (the "Exchange Agreement") with Jay Gelman, Andre Muller and Francis Vegliante, who were the sole shareholders (the "Shareholders") of AllianceCorner Distributors Inc., a privately held, wholesale distributor incorporated in New York ("AllianceCorner"). AllianceCorner had no prior affiliation with Essential and commenced operations in August 2003. Pursuant to the Exchange Agreement, Essential on June 29, 2004 acquired all the outstanding capital stock of AllianceCorner from the Shareholders in exchange for 1,551,314 Series B Convertible Non Redeemable Preferred Shares ("Series B Preferred Shares"). As a result of the acquisition, the business of Alliance is Essential's only business. The transaction was accounted for as a reverse acquisition as of June 30, 2004 and the pre-acquisition financial statements of AllianceCorner are treated as historical financial statements of the combined companies. As the transaction was accounted for as a reverse acquisition into a public shell, no goodwill has been recorded and the costs incurred have been accounted for as a reduction of additional paid-in capital. As a result of the reverse acquisition: (i) the historical financial statements of Essential for periods prior to the date of the transaction are not presented and (ii) because AllianceCorner is the accounting acquirer, Essential's historical stockholders' equity is not carried forward to the merged company as of June 30, 2004.

The name of AllianceCorner was changed to Alliance Distributors Holding, Inc. ("New York Alliance") in July 2004. Effective November 17, 2004, New York Alliance was merged into Alliance Distributors Holding Inc., a Delaware corporation that was wholly owned by Essential. Effective November 22, 2004, Essential reincorporated in Delaware and changed its name to Alliance Distributors Holding Inc., by way of a merger of Essential into Alliance Distributors Holding Inc., which was then a wholly owned Delaware subsidiary of Essential. The Company operates as a single segment.

On July 21, 2005, the Company and Abrams/Gentile Entertainment Inc. ("Age") entered into an operating agreement ("Agreement") in which the Company and Age became members in Alliance Age LLC, a limited liability company formed in Delaware, to set forth the terms on which the parties will develop and commercialize products they mutually agree upon from time to time. The Company agreed to pay Age a $4,000 monthly retainer fee on the first day of each month commencing August 2005, provided, that no fee is payable for any month beginning with January 2006 upon a determination that no products are then proceeding towards completion at a proper pace. The Company owns 65% of Alliance Age LLC. As of December 31, 2005, Alliance Age LLC was inactive and no monthly retainer fees have yet been paid.

PRIVATE PLACEMENT OFFERING

As part of the Exchange Agreement with AllianceCorner, Essential was required to raise funds to complete the transaction. Essential sold 1,124,767 shares of Series A 6% Convertible Non Redeemable Preferred Shares (the "Series A Preferred Shares"), through a private placement offering ("PPO"). The PPO resulted in gross proceeds of $4,000,000 and net proceeds to the Company of $3,799,500. At the same time, substantially all outstanding debt of Essential was extinguished through either issuance by the Company of an aggregate of 452,202 Series A Preferred Shares or through cash payments which totaled $915,329.

Sunrise Securities Corp. ("Sunrise") acted as the placement agent in connection with the PPO and received (a) an $8,500 nonrefundable retainer fee; and (b) a commission consisting of 108,146 shares of Series A Preferred Shares and 5 year warrants due June 29, 2009 to purchase 1,564,096 shares of common stock at an exercise price of $.22. (See Stockholders' Equity section below).

STOCKHOLDERS' EQUITY

Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Any Series A Preferred Share or Series B Preferred Share entitles the holder to 15.91 votes, and votes as one class with the common stock.

In the Exchange Agreement, the Shareholders agreed to vote their Series B Preferred Shares in favor of an amendment to the Company's Articles of Incorporation that would increase the number of authorized shares of common stock from 50,000,000 to 4,400,000,000 (the "Amendment"), and in favor of a simultaneous reverse split of the common stock on the basis of one share for forty-four shares to 100,000,000 authorized shares (the "Reverse Split"). These actions became effective on November 22, 2004 and all share and per share data included in these financial statements have been retroactively adjusted for the split.

The Series A Preferred Shares were entitled to a dividend in kind, upon conversion, accruing at the rate of 6% per annum from June 29, 2004 until the effectiveness of the Amendment, November 22, 2004. The Company issued 46,200 additional shares of Series A Preferred Shares that converted into 735,000 shares of common stock and recorded a preferred dividend in the amount of $164,531.

The adoption of the Amendment and the Reverse Split resulted in the automatic conversion of each Series A Preferred Share and each Series B Preferred Share into 15.91 shares of common stock. However, Series A Preferred Shares owned by a holder were not to be converted into common stock if as a result of such conversion the holder would beneficially own in excess of 4.999% or 9.999% of the issued and outstanding shares ("4.999% Restriction"). Series A Preferred Shares not converted into the Company's common stock due to the operation of the 4.999% Restriction are not entitled to the 6% dividend referred to above.

As of December 31, 2005, there were 47,368,756 shares of common stock issued and outstanding consisting of 24,679,997 shares of common stock issued upon conversion of all of the Series B Preferred Shares, 22,028,759 shares of common stock issued upon conversion of 1,384,652 shares of the Series A Preferred Shares, 110,000 shares of common stock issued in payment of liabilities, 50,000 shares of common stock issued to a placement agent and 500,000 shares of common stock issued and outstanding prior to June 2004.

As of December 31, 2005 there were issued and outstanding 346,663 shares of Series A Preferred Shares convertible into 5,515,408 shares of common stock subject to the 4.999% Restriction. Subsequent to December 31, 2005, 85,000 shares of Series A Preferred Stock were converted into 1,352,309 shares of Common Stock.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in these financial statements relate primarily to bad debt reserves on accounts receivable and the realization of deferred tax assets.

Allowance for Doubtful Accounts

The Company establishes credit terms for new clients based upon management's review of their credit information and projects terms, performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company determines this allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, estimate of the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. While credit losses have generally been within expectations and the provisions established, the Company cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, the Company has credit exposure if the financial condition of one of its major clients were to deteriorate. In the event that the financial condition of its clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company increased its allowance for doubtful accounts by $148,000 during 2005 and maintains a balance of approximately $181,000 at December 31, 2005.

Inventory

Inventory consists entirely of finished goods held for sale and is reported at the lower of cost or market, on the average cost basis. The Company receives price protection from its suppliers for merchandise that may be slow moving or aged. The Company evaluates the adequacy of its slow moving or aged inventory quarterly and writes down its inventory to fair value based upon the price protection received or current market value. While write-downs have been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same level of write-downs as in the past. At times, the Company makes advance payments to vendors to procure and ensure delivery of certain high demand products. Such deposits are reflected as due from vendors in the balance sheet. The Company does not offer warranties to its customers but will accept returns of product claimed to be defective and reimburse the customers for the full purchase price. The majority of the Company's suppliers in turn accept these returns from us. There are no reserves for warranties as of December 31, 2005.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased assets at the inception of the lease. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is provided over the estimated lives of the related assets using the straight-line method. The estimated useful lives for significant property and equipment categories are as follows:

Vehicles	4 years
Warehouse equipment	3 to 7 years
Office furniture and equipment	2 to 7 years
Leasehold improvements	5 to 10 years

Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets, including property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company assesses its assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and records impairment losses when this amount is less than the carrying amount. Impairment losses are recorded for the excess of the assets' carrying amount over their fair value, which is generally determined based on the estimated future discounted cash flows over the remaining useful life of the asset using a discount rate determined by management at the date of the impairment review. Management believes at this time that the carrying value and useful life of long-lived assets continue to be appropriate.

Deferred Rent

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the non-cancellable lease term. The Company did not receive any tenant allowances from its landlords for these leases.

Revenue Recognition

The Company recognizes sales upon shipment of products to customers as title and risk of loss pass upon shipment and collectibility is reasonably assured. Provisions for estimated discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

Income Taxes

AllianceCorner, with the consent of its stockholders, elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code and the corresponding provisions of New York State Tax laws. Under the aforementioned provisions, corporate income or loss and any tax credits earned are included in the stockholders' individual federal and state income tax returns. Accordingly, no provision has been made for federal income taxes for the periods prior to June 29, 2004. Effective June 29, 2004, the Company is taxed as a C corporation. Accordingly, AllianceCorner was subject to New York State S corporation taxes and New York City corporate income taxes for the period prior to June 29, 2004 and as a C corporation for the period subsequent to June 30, 2004.

The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Shipping and Handling

The Company includes shipping and handling revenues in net sales. For the years ended December 31, 2005 and 2004, shipping and handling revenues were approximately $168,000 and $166,000, respectively. The Company includes shipping and handling costs in selling, general and administrative expense. For the years ended December 31, 2005 and 2004, the Company incurred approximately $364,000 and $245,000, of such costs, respectively.

Advertising Expenses

Advertising expenses are charged to operations in the period in which they are incurred. Advertising expenses for the years ended December 31, 2005 and 2004 were approximately $170,000 and $35,000, respectively.

Fair Value of Financial Instruments

The carrying amounts of significant financial instruments, which includes accounts receivable, accounts payable and accrued expenses, approximated fair value as of December 31, 2005 and 2004 due to their short-term maturities. Borrowings under the financing agreement approximate fair value due to their variable interest rate.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 2005 and 2004, the Company has no items that represent other comprehensive income.

Net Income Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed by dividing the net income by the weighted average number of common shares and common equivalent shares outstanding during the period. The denominator for basic net income (loss) per share weighted average number of shares outstanding reflects the conversion of Series B Preferred Shares for Common Stock as of January 1, 2004 and of Series A Preferred Shares for Common Stock as of June 29, 2004, computed on a post Reverse Split basis (see Note 1). The denominator used for diluted net income (loss) per share was calculated as follows:

	2005	2004
Denominator for basic net income (loss) per share weighted-average shares outstanding	46,622,314	35,330,253
Shares issuable upon conversion of warrants	487,691	--
Denominator for diluted net income (loss) per share weighted-average shares outstanding	47,110,005	35,330,253

Common equivalents for the year ended December 31, 2004 exclude 250,000 shares for the warrants issued to the Company's lender since their effect would be anti-dilutive.

Stock Based Compensation

The Company accounts for stock based employee compensation arrangements under the intrinsic value method pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

Had compensation costs for the Company's stock option grants to employees been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share would have been reduced to the pro forma amounts as follows:

	For the Year Ended December 31, 2005
	(Unaudited)
Net income, as reported	$185,725
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax effects	(121,864)
Proforma net income	$ 63,861
Net income per share:	
Basic and diluted - as reported	$ 0.00
Basic and diluted – proforma	$ 0.00

There were no options issued as of December 31, 2004. Accordingly, no compensation expense was recorded in the financial statements with respect to option grants.

The fair value of the options using the Black Scholes pricing model was calculated with the following weighted-average assumptions used for grants during the year ended December 31, 2005: risk-free interest rate 4.25-4.5%; expected life 6.5 years; expected volatility 55-126%. The fair value generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This statement revises FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement, for small business issuers is effective as of the beginning of the Company's next fiscal year. Accordingly, the Company will adopt SFAS 123(R) in its first quarter of fiscal 2006. The impact of this new standard on the Company's net income for fiscal 2006 is estimated to be approximately $120,000 before the grant of any new options. The impact of this new standard, if it had been in effect, on the net income and related per share amounts for the year ended December 31, 2005 is disclosed in Stock Based Compensation, above.

In May 2005, the FASB issued SFAS No. 154, "Accounting for Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Note 3 - CONCENTRATIONS OF CREDIT RISK AND MAJOR SUPPLIERS

Cash

The Company maintains cash balances at one bank. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable

Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations of its customers but generally does not require collateral to support accounts receivable.

Fluctuations in Operating Results and Seasonality

The Company has experienced fluctuations in quarterly operating results as a result of the timing of the introduction of new titles; variations in sales of titles developed for particular platforms; market acceptance of our titles; sequels or enhancements of existing titles; projected and actual changes in platforms; the timing and success of title introductions by our competitors; product returns; changes in pricing policies by us and our competitors; order cancellations; and delays in shipment. Sales of various titles are also seasonal, with peak shipments typically occurring in the forth calendar quarter as a result of increased demand for titles during the holiday season. Annual comparisons of operating results are not necessarily indicative of future operating results.

Major Suppliers

For the year ended December 31, 2005, three of our suppliers in the aggregate accounted for approximately 62% of our purchases (with one accounting for 42% alone), and our ten largest suppliers in the aggregate accounted for 82% of our purchases. For the year ended December 31, 2004, the same three suppliers in the aggregate accounted for approximately 56% of our purchases, and our ten largest suppliers in the aggregate accounted for 77% of our purchases. At December 31, 2005 and 2004, the amount due to these three suppliers was approximately $1,830,000 and $1,339,000, respectively, and is included in accounts payable on the accompanying balance sheet. If a significant supplier terminates or modifies its relationship with the Company future results could be materially and adversely affected.

Note 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 consists of:

Leasehold improvements	$239,971
Office furniture and equipment	168,599
Warehouse equipment	88,788
Vehicles	52,226
Equipment under capital leases	46,340
	595,924
Less: Accumulated depreciation and Amortization	225,049
	$370,875

Depreciation and amortization expense amounted to $115,171 and $82,950 for the years ended December 31, 2005 and 2004, respectively.

Note 5 - FINANCING AGREEMENTS

The Company has entered into a financing agreement with Rosenthal & Rosenthal, Inc. ("Rosenthal") dated November 11, 2004 and amended on November 1, 2005 (the "Agreement"). Under the Agreement, Rosenthal may in its discretion lend to the Company up to $10,000,000, which is the maximum credit under the facility, based on eligible inventory and receivables. All borrowings are due on demand, are secured by substantially all of the assets of the Company and are subject to the Company's compliance with certain financial covenants. The Company's CEO and the Company's President have signed limited guaranties in respect of borrowings under the Agreement.

The amendment dated November 1, 2005 among other things increased the maximum credit under the facility from $5,000,000 to $10,000,000 and reduced the interest rate on borrowings by 0.5%.

The Agreement terminates November 30, 2007 unless terminated by Rosenthal on 30 days' notice. Interest accrues on outstanding borrowings at the prime rate (but not less than 4.75%) plus 1.5%. At December 31, 2005, the interest rate on borrowings outstanding was 8.75%. In addition, the Company will pay the lender on each anniversary date an annual fee of 1% of the maximum credit which is amortized over one year, and a monthly administrative fee of $1,000. The financing expense for the annual fee recorded for the years ended December 31, 2005 and 2004 amounted to approximately $56,000 and $6,000, respectively. At December 31, 2005, the principal amount outstanding under the facility was $5,135,167.

In connection with establishing the Agreement, the Company issued to Rosenthal a warrant (the "Warrant") to purchase 500,000 shares of common stock at $0.10 per share. The Warrant expires on November 30, 2010. On notice by the Company the Warrants will expire earlier if the closing price of the common stock during a period designated in the Warrants is not less than $0.40 per share. The Warrants may be exercised for cash or on a cashless basis (i.e., by deducting from the number of shares otherwise issuable on exercise a number of shares that have a then market value equal to the exercise price). The Company recorded a deferred financing cost of approximately $60,000 in the fourth quarter 2004, representing the fair value of the warrants, which will be amortized over the life of the financing agreement of three years. The financing expense recorded for the years ended December 31, 2005 and 2004 amounted to approximately $18,000 and $5,000, respectively.

Under the terms of the Agreement, the Company is required to maintain a specified level of net worth, working capital and debt ratios as defined. In May 2005, Rosenthal informed the Company that it did not comply with a financial covenant under the Agreement for the fourth quarter of 2004. Rosenthal has provided a waiver for this failure to comply. In addition, for the first and second quarter of 2005, the Company did not comply with certain financial covenants for which Rosenthal has also provided waivers. On October 31, 2005 and March 21, 2006, the Company and Rosenthal agreed to amend the covenants, effective September 30, 2005 and December 31, 2005, respectively. Based upon these amendments, the Company was in compliance with all of its covenants at September 30, 2005 and December 31, 2005.

The Company believes that it will have sufficient liquidity for the next twelve months and the foreseeable future. However, the Company would be materially and adversely affected if Rosenthal demands payment of these borrowings under the Agreement and the Company is unable to refinance these borrowings.

Note 6 - LONG TERM OBLIGATIONS

At December 31, 2005, long-term obligations consist of:

Notes payable in monthly installments of approximately $1,200 through September 2008, including interest at varying rates up to 5.5%, secured by related equipment with a carrying value of approximately $27,000	$24,990
Capital lease obligations payable in various monthly installments of approximately $1,100 through June 2006, including interest at 5.5%, secured by related equipment with a carrying value of approximately $12,000	6,093
	31,083
Less: Amount representing interest	489
	30,594
Less: Current portion	18,468
	$12,126

At December 31, 2005, future payments of long-term obligations including interest are as follows:

Year Ending December 31,	
2006	18,899
2007	8,183
2008	4,001
	$ 31,083

Note 7 - INCOME TAXES

The components of the provision for (benefit from) income taxes are as follows:

	2005	2004
Current:		
Federal	$34,906	$ --
State and local	42,776	13,805
	77,682	13,805
Deferred:		
Federal	(122,600)	--
State and local	(32,400)	--
	(155,000)	--
Total	$(77,318)	$13,805

The Company was taxed as an S Corporation for federal and state purposes for the period January 1, 2004 through June 29, 2004. As such, the Company's tax provision for this period includes only New York City taxes, which are determined as if the Company was a C Corporation. New York City does not recognize S Corporation status. For the period the Company was a C Corporation during 2004, the Company incurred a federal, state and local net operating loss, which was carried forward and reduced the taxable income for fiscal year 2005.

Significant components of the Company's net deferred tax assets are as follows at December 31, 2005:

Net operating loss carryforwards	$2,356,600
Reserves and other items not currently deductible	131,600
Costs capitalized to inventory for tax purposes	26,700
Other	(3,300)
	2,511,600
Less: valuation allowance	(2,356,600)
Net deferred tax assets	$ 155,000

Reconciliation of the U.S. statutory rate with the Company's effective tax rate (benefit) is summarized as follows:

	2005	2004
Federal statutory rate (benefit)	34.0%	34.0%
Increase (decrease) in tax resulting from:		
State and local taxes, net of federal benefit	26.0%	(6.1)%
Nondeductible expenses	4.3%	--
Utilization of NOL	(69.8)%	--
Change in valuation allowance	(69.1)%	(32.9)%
Other	3.3%	(1.1)%
	(71.3%)	(6.1)%

At December 31, 2005, the Company had federal and state net operating loss carryforwards (NOL's) of approximately $5,481,000. The federal NOL's expire in 2023 and the state NOL's expire in 2016. The Company has established a valuation allowance of $2,356,600 at December 31, 2005 due to the uncertainty surrounding the realization of the NOL's which resulted from the Exchange Agreement. Pursuant to IRC Section 382 of the Tax Reform Act of 1986 the utilization of NOL's is limited in the case of certain transactions including significant changes in ownership interests. The Company has determined that based upon the terms of the Exchange Agreement, an ownership change pursuant to this Act has occurred. As a result, the NOL's are significantly limited.

Note 8 - RETIREMENT PLAN

The Company sponsors a 401(k) contributory plan (the "Plan") for the benefits of employees who are at least 21 years of age. The Company's management determines, at its discretion, any annual contributions. The Company elected not to contribute to the Plan for the years ended December 31, 2005 and 2004.

Note 9 – STOCK OPTIONS AND WARRANTS

Stock Options

In January 2005, the Company established a stock option plan to issue up to 10,000,000 options.

Information with respect to stock options is as follows:

	Shares	Weighted Average Exercise Price
Outstanding – beginning of year	--	$ --
Granted	7,650,000	$.325
Forfeited	(260,000)	$.325
Outstanding – end of year	7,390,000	$.325
Weighted-average fair value of options granted during the year		$.095

All of the issued options are ten-year non-qualified and vest in twelve equal quarterly installments.

Of the total options granted, 1,100,000 options were granted to Jay Gelman, the CEO and Chairman of the Board of Directors of the Company, 100,000 options were granted to Barbara A. Ras, the CFO of the Company, 1,100,000 options were granted to Andre Muller, the President, COO and a director of the Company, and 150,000 options were granted to each of Thomas Vitiello, Steven H. Nathan and Humbert B. Powell, III, each a non-employee director of the Company. The options were granted in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Of the total options granted, 250,000 options were granted to a non-employee who provided past services to the Company and 500,000 options were granted to non-employees for future services to be provided over a three year period. During the year ended December 31, 2005, the Company recorded stock-based compensation expense of approximately $38,000 for these options.

The fair value of the options using the Black-Scholes pricing model was calculated with the following weighted-average assumptions used for the grant: risk-free interest rate 4.25%; expected life 6.5 years; expected volatility 55%. The fair value generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Options Outstanding

Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$0.32-$0.325	7,390,000	9.05	$0.325	1,839,167	$0.325

Warrants

Pursuant to the PPO, the Company issued Sunrise 5 year warrants which expire on June 29, 2009 to purchase 1,564,096 shares of common stock with an exercise price of $0.22 per share. (See Note 1)

On November 11, 2004, in connection with establishing the Financing Agreement, the Company issued warrants to purchase 500,000 shares of common stock at $0.10 per share. (See Note 5)

Note 10 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases showroom, office and warehouse space under operating leases expiring from 2008 through 2013. The future minimum
lease payments, excluding escalation charges, are as follows:

	Year Ending December 31,
2006	$ 183,000
2007	188,000
2008	131,000
2009	71,000
2010	73,000
Thereafter	167,000
	$813,000

In accordance with SFAS No. 13, "Accounting for Leases," non-cancellable operating leases with scheduled rent increases require that rent expense be recognized on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2005 and 2004 includes approximately $8,000 and $13,000, respectively, which relates to the amortized portion of the scheduled rent increases. At December 31, 2005 an obligation of approximately $26,000 representing future deferred rent payments is reflected in the accompanying balance sheet.

Total rent expense charged to operations for the years ended December 31, 2005 and 2004 was approximately $185,000 and $191,000, respectively.

Employment Agreement

On July 26, 2004, the Chief Executive Officer of Alliance signed an employment agreement for two years with annual compensation of $300,000 per year for the first year and $350,000 for the second year, and at the discretion of the Board of Directors, bonuses equal to his salary. In addition, he will receive a monthly car allowance in the amount of $750 per month.

The Employment Agreement also provides for the Board of Directors to award discretionary bonuses to Mr. Gelman in an amount equal to his salary. In the event of a termination of Mr. Gelman's employment by the Company other than for Cause, as defined under the Employment Agreement, or by Mr. Gelman for Good Reason, as defined under the Employment Agreement, Mr. Gelman will be entitled to a lump sum payment equal to three times his base salary for the period from the date of termination through June 30, 2006. The Employment Agreement contains a 12-month non-compete provision effective following termination, except for termination by the Company other than for Cause, or Good Reason by Mr. Gelman. The Employment Agreement also contains customary confidentiality provisions.

Litigation

On August 19, 2004 a complaint was filed by Radio Wave LLC ("Plaintiff"), in the Supreme Court of the State of New York, County of New York, against Essential Reality, LLC, Essential and David Devor, a former officer and a current employee of the Company, for rent and costs relating to premises formerly occupied by the Company. Plaintiff seeks to recover $150,416 for the period up to August 31, 2004, plus additional amounts to be determined by the Court for the period subsequent to August 31, 2004. Plaintiff also seeks to recover $50,000 in expenses and attorney fees plus additional amounts to be determined by the Court. The Company is currently in settlement discussions with the Plaintiff and has provided a reserve for its estimate of the loss.

Note 11 – FOURTH QUARTER ADJUSTMENT

During the fourth quarter of fiscal 2004 the Company conducted its annual physical inventory. The physical inventory resulted in a difference with the perpetual inventory system of approximately $269,000, which was recorded as an expense in 2004 within cost of sales in the accompanying financial statements.

The Company determined that approximately $198,000 of the difference was due to an error in the perpetual inventory system which did not properly update certain sales transactions. The balance was related to shrinkage.

No such adjustment was necessary in fiscal 2005.

Note 12 – STOCK PURCHASE AGREEMENT

On January 2, 2006, the Company entered into a Stock Purchase Agreement (the "Acquisition Agreement") to buy all of the capital stock of Foto Electric Supply Co., Inc. (Fesco). The Acquisition Agreement expired by its terms on February 28, 2006. The Company and the shareholders of Fesco are on a non-binding basis nevertheless pursuing efforts to consummate a transaction. Fesco is a privately held company based in New York City whose primary business is the distribution of consumer electronics.

In connection with the possible acquisition of Fesco, the Company signed an Engagement Agreement dated as of October 11, 2005 (the "Engagement Agreement") with an investment banking firm ("Firm"). The Engagement Agreement provides, among other things, for services of the Firm as the Company's financial adviser and exclusive placement agent for a proposed private placement of approximately $60 million of Alliance equity securities (the "Proposed Offering"). If the Proposed Offering is successful, the net proceeds will be used primarily to fund the cash portion of the Fesco purchase price and related expenses. No assurances can be given when, if ever, the Proposed Offering will close or the terms. None of the securities to be sold in the Proposed Offering will be registered under the Securities Act of 1933, as amended (the "1933 Act") and shall not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

In connection with its agreement with the Firm, the Company issued to them 50,000 shares of Alliance Common Stock with a value of $19,500, and agreed to pay designated success fees and issue warrants to them if the offering is successfully completed, and to reimburse them for designated expenses. For accounting purposes, these costs will be offset against any proceeds raised from the private placement.

During 2005, the Company incurred costs of approximately $95,000 and $67,000 in connection with the Acquisition Agreement and the Proposed Offering, respectively, which are included on the balance sheet at December 31, 2005. If the transaction is successful, the respective costs will be either included in the acquisition purchase price or offset against the offering proceeds raised. If it is determined by management that the acquisition will not occur, the Company will expense all costs to operations.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 8A. CONTROLS AND PROCEDURES

An evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer/Principal Financial and Accounting Officer, of the effectiveness of the design and the operation of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005 ("Evaluation Date"). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer/Principal Financial and Accounting Officer have concluded that, as of the Evaluation Date, the disclosure controls and procedures are reasonably designed and effective to ensure that (i) information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer/Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 8B. OTHER INFORMATION

None

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers, their ages, positions held and duration each person has held that position, are as follows:

NAME	POSITION HELD WITH THE COMPANY	AGE	DATE FIRST ELECTED OR APPOINTED
Jay Gelman	Chief Executive Officer, Assistant Secretary and Chairman of Board of Directors	44	Chief Executive Officer on June 29, 2004; Assistant Secretary on November 11, 2004; and Chairman of the Board of Directors on October 14, 2004
Andre Muller	Chief Operating Officer, President, Secretary and Director	41	Chief Operating Officer and President on June 29, 2004; Secretary on November 11, 2004; and Director on October 14, 2004
Barbara A. Ras	Chief Financial Officer and Principal Financial and Accounting Officer	43	Chief Financial Officer/ Principal Financial and Accounting Officer on April 7, 2005
Humbert B. Powell, III	Director	67	Director and Chairman of the Board of Directors from July 1, 2002 until October 14, 2004 and currently a Director
Thomas Vitiello	Director	44	Director on October 14, 2004
Steven H. Nathan	Director	55	Director on March 14, 2005

JAY GELMAN

Jay Gelman in 1989 co-founded L & J Marketing, Inc. d/b/a Alliance Distributors, a regional video game software and hardware distributor based in College Point, NY. He served as President, until December of 1997 when Alliance was sold to Take Two Interactive Software, Inc. From 1998 until 2003, Mr. Gelman was employed by Track Data Corporation (NASDAQ: TRAC) where he served as a director and as Executive Vice President. In 2003, Mr. Gelman co-founded Alliance Partners (name later changed to AllianceCorner Distributors Inc.), and served as its President and Chief Executive Officer. Since the acquisition by the Company of AllianceCorner Distributors Inc. on June 29, 2004, Mr. Gelman has served as Chief Executive Officer of the Company and is also currently the Chairman of the Board of Directors.

ANDRE MULLER

For more than five years prior to 2003 Andre Muller was employed as a General Manager by Take Two Interactive Software, Inc. In 2003, Mr. Muller co-founded Alliance Partners (name later changed to AllianceCorner Distributors Inc.), and served as its Chief Operating Officer. Since the acquisition by the Company of AllianceCorner Distributors Inc. on June 29, 2004, Mr. Muller has served as Chief Operating Officer and President of the Company.

BARBARA A. RAS

Barbara A. Ras has not engaged in business activities since September 2002. From October 1994 to August 2002 she was employed at Take Two Interactive Software, Inc. (NASDAQ: TTWO), in several positions, including controller and chief accounting officer, and also as chief financial officer of Take Two's distribution arm. Previously, she was a tax accountant and an internal auditor. Ms. Ras is a certified public accountant.

HUMBERT B. POWELL, III

Humbert B. Powell, III has been a Managing Director at Sanders Morris Harris, a regional investment-banking firm headquartered in Houston, Texas, with a branch in New York City, since November 1996. He is a trustee of Salem-Teikyo University. Mr. Powell served as chief executive officer of the Company from June 20, 2002 until July 1, 2002.

THOMAS VITIELLO

For more than five years, Mr. Vitiello has been the president of VIT Trading, Inc., a trader in precious metals. He graduated from NYU with a BS in Finance in 1985.

STEVEN H. NATHAN

Steven H. Nathan has since 1997 served as President of Progressive Planning, Inc. a tax and financial consulting firm in Jericho, New York. From 1993 through 1997 he was Vice President and Chief Financial Officer of L & J Marketing, Inc. d/b/a Alliance Distributors, a regional video game software and hardware distributor based in College Point, New York. He held similar positions from 1984 to 1993 with Wren/AP Distributors.

TERM OF OFFICE

The Company's Directors are appointed for a one-year term to hold office until the next annual meeting of shareholders. Our officers serve at the pleasure of the Board of Directors.

See "Certain Relationships and Related Transactions" for information on a transaction between the Company and Jay Gelman.

There are no family relationships among directors or executive officers.

The Company has a separately designated standing audit committee established in March 2005 in accordance with Section 3(a)(58)(A) of the Exchange Act. Serving on the Committee are Steven H. Nathan and Thomas Vitiello. The Board of Directors has determined that it has an audit committee financial expert serving on the audit committee, Steven H. Nathan.

The board of directors have determined that Steven H. Nathan is an independent director based on Rule 4200 of the National Association of Securities Dealers' listing standards and is qualified as an "Audit Committee Financial Expert" as defined in Item 7(d)(3)(iv) of Schedule 14A.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that during the period from January 1, 2005 through December 31, 2005 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with.

Code of Ethics

The Company has adopted a Code of Ethics that applies to its Chief Executive Officer and its Chief Financial Officer/Principal Financial and Accounting Officer.

ITEM 10. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain information as to the total remuneration paid by the Company to its Chief Executive Officer and Chief Operating Officer. No other officer received salary and bonus payments, other than the named individual, in excess of $100,000 for each of the last three completed fiscal years.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation Salary	Securities underlying Options (#)
Jay Gelman, Chief Executive Officer	2005	$303,137	1,100,000
	2004	$182,211 (*)	--
Andre Muller, President and Chief Operating Officer	2005	$303,047	1,100,000
	2004	$182,211 (*)	--

(*) For the period from June 29, 2004 through December 31, 2004

The following table sets forth certain information as to the stock options granted by the Company to its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer/Principal Financial and Accounting Officer.

Option Grants in Last Fiscal Year

Name	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year 2005	Exercise Price	Expiration date
Jay Gelman	1,100,000	14.4%	$0.325	January 15, 2015
Andre Muller	1,100,000	14.4%	$0.325	January 15, 2015
Barbara A. Ras	100,000	1.3%	$0.325	April 14, 2015

The following table sets forth certain information as to the aggregated stock option exercises in fiscal 2005 by its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer/Principal Financial and Accounting Officer and option values as of December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

			Number of securities underlying unexercised options at December 31, 2005		Value of unexercised in-the-money options at December 31, 2005	
Name	Shares acquired on exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Jay Gelman	--	--	275,000	825,000	$1,375	$4,125
Andre Muller	--	--	275,000	825,000	$1,375	$4,125
Barbara A. Ras	--	--	16,667	83,333	$83	$417

DIRECTOR COMPENSATION

On January 14, 2005, the board of directors resolved that each director will be entitled to a $1,500 fee for each of four regularly scheduled meetings during each year.

Prior to August 30, 2004, board members were compensated for their services as director. Each member received annual compensation of $10,000 ($12,000 if acting as chairman of a committee) plus options to purchase 10,000 shares of the Company's common stock at an exercise price equal to the closing price of our common stock on the date of the grant. The options vested over a one-year period in equal quarterly amounts, so long as the director completed service for such quarter. Non-employee directors were reimbursed for reasonable expenses in connection with serving as a director and member of a committee. There were 100,000 options issued prior to June 29, 2004, all of which were cancelled pursuant to terms of the Exchange Agreement.

Employment Agreement

Reference is made to Certain Relationships and Related Transactions describing the Company's employment agreement with Jay Gelman, the Company's Chief Executive Officer and Chairman.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 16, 2006, information regarding the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Company's Common Stock based upon the most recent information available to the Company for (i) each person known by the Company to own beneficially more than five (5%) percent of the Company's outstanding Common Stock, (ii) each of the Company's officers and directors and (iii) all officers and directors of the Company as a group. Unless otherwise indicated, each stockholder's address is c/o the Company, 15-15 132nd Street, College Point, New York 11356.

Beneficial ownership is determined in accordance with the rules of the SEC, and for calculating the shares and percentage beneficially owned by each Selling Security Holder includes any securities which the person has the right to acquire within 60 days of the date of this information statement through the conversion or exercise of any security or right. The terms of the Series A Convertible Non Redeemable Preferred Shares ("Series A Preferred Shares") restrict each holder's right to convert the Series A Preferred Shares to the extent that beneficial ownership of such holder and its affiliates would exceed 4.999% or 9.999% of the shares of Common Stock that would be outstanding after giving effect to such conversion. For convenience, the table and the footnotes are presented as if these restrictions did not apply. For purposes of the table and the footnotes below, there are deemed outstanding 52,884,123 shares of common stock, consisting of 48,721,065 shares of common stock currently issued and outstanding and 4,163,058 shares of common stock issuable on conversion of 261,663 Series A Preferred Shares. Each Series A Preferred Share converts into 15.91 shares of common stock.

Name and address of beneficial owner	Common Stock (% of class)
Jay Gelman	18,341,577 [1] (34.38%)
Andre Muller	8,685,004 [2] (16.28%)
Barbara A. Ras	122,333 [3] (0.23%)
Humbert B. Powell, III	85,228 [4] (0.16%)
Thomas Vitiello	62,500 [5] (0.12%)
Steven H. Nathan	62,500 [6] (0.12%)
All executive officers and directors as a group	27,359,142 (50.64%)
Francis Vegliante	4,684,988 [7] (8.78%)
Nathan A. Low [8] c/o Sunrise Securities	6,170,648 [9] (11.40%)

[1] Consists of Mr. Gelman's record and beneficial ownership of 8,226,671 shares of common stock, 366,666 shares of common stock issuable upon exercise of 366,666 options that are currently exercisable, 91,667 shares of common stock issuable upon exercise of 91,667 options exercisable within 60 days, and 6,976,899 shares of common stock and 168,427 Series A Preferred Shares convertible into 2,679,674 shares of common stock that are subject to a voting proxy. Of the total number of shares of common stock subject to a voting proxy, Theseus Fund, L.P. (f/k/a Minotaur Fund LLP) granted to Mr. Gelman a proxy to vote 1,071,335 shares of common stock.

[2] Consists of Mr. Muller's record and beneficial ownership of 8,226,671 shares of common stock, 366,666 shares of common stock issuable upon exercise of 366,666 options that are currently exercisable and 91,667 shares of common stock issuable upon exercise of 91,667 options exercisable within 60 days.

[3] Consists of Ms. Ras' record and beneficial ownership of 66,000 shares of common stock and her indirect beneficial ownership of 23,000 shares of common stock owned by her husband, 25,000 shares of common stock issuable upon exercise of 25,000 options that are currently exercisable and 8,333 shares of common stock issuable upon exercise of 8,333 options exercisable within 60 days.

[4] Consists of Mr. Powell's record and beneficial ownership of 22,728 shares of common stock, 50,000 shares of common stock issuable upon exercise of 50,000 options that are currently exercisable and 12,500 shares of common stock issuable upon exercise of 12,500 options exercisable within 60 days.

[5] Consists of 50,000 shares of common stock issuable upon exercise of 50,000 options that are currently exercisable and 12,500 shares of common stock issuable upon exercise of 12,500 options exercisable within 60 days.

[6] Consists of 50,000 shares of common stock issuable upon exercise of 50,000 options that are currently exercisable and 12,500 shares of common stock issuable upon exercise of 12,500 options exercisable within 60 days.

[7] Consists of Mr. Vegliante's record and beneficial ownership of 4,226,655 shares of common stock, 366,666 shares of common stock issuable upon exercise of 366,666 options that are currently exercisable and 91,667 shares of common stock issuable upon exercise of 91,667 options exercisable within 60 days.

[8] Mr. Low has sole dispositive and voting power in Sunrise Securities Corp. Mr. Low's wife has sole voting and investment power in the shares owned by Nathan A. Low Family Trust. Mr. Low has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Mr. Low has shared voting and investment power in the shares owned by Sunrise Foundation Trust. Mr. Low disclaims beneficial ownership of the shares owned by Nathan A. Low Family Trust, Sunrise Equity Partners and Sunrise Foundation Trust.

Corp., 641 Lexington Avenue N.Y., N.Y. 10022	
Theseus Fund, L.P. f/k/a Minotaur Fund LLP 131 Olive Hill Lane, Woodside, CA 94062	5,200,000 [10] (9.83%)

The following table sets forth, as of March 16, 2006, information regarding the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Company's Series A Non Redeemable Convertible Preferred Stock ("Series A Preferred Shares") based upon the most recent information available to the Company for (i) each person known by the Company to own beneficially more than five (5%) percent of the Company's outstanding Series A Preferred Shares, (ii) each of the Company's officers and directors and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and for calculating the shares and percentage beneficially owned by each Selling Security Holder includes any securities which the person has the right to acquire within 60 days of the date of this information statement through the conversion or exercise of any security or right. The terms of the Series A Preferred Shares restrict each holder's right to convert the Series A Preferred Shares to the extent that beneficial ownership of such holder and its affiliates would exceed 4.999% or 9.999% of the shares of Common Stock that would be outstanding after giving effect to such conversion.

Name and address of beneficial owner	Series A Convertible Non Redeemable Preferred Shares (% of class)
Jay Gelman	168,427 [11] (64.37%)
All executive officers and directors as a group	168,427 (64.37%)
Nathan A. Low [12] c/o Sunrise Securities Corp., 641 Lexington Avenue N.Y., N.Y. 10022	255,459 [13] (97.63%)

---

[9] These 6,170,648 shares consist of 636,400 shares of common stock owned by Sunrise Equity Partners, 245,794 shares of common stock owned by Sunrise Securities Corp., 756,346 shares of common stock due to the deemed conversion of 47,539 Series A Convertible Non Redeemable Preferred Stock ("Series A Preferred Shares") owned by Nathan A. Low, 388,315 shares of common stock due to the deemed conversion of 24,407 Series A Preferred Shares owned by Nathan A. Low Family Trust, 2,290,515 shares of common stock due to the deemed conversion of 143,967 Series A Preferred Shares owned by Nathan A. Low Roth IRA, 346,504 shares of common stock due to the deemed conversion of 21,779 Series A Preferred Shares owned by Sunrise Foundation Trust, 366 shares of common stock due to the deemed conversion of 23 Series A Preferred Shares owned by Sunrise Securities Corp. and 282,307 shares of common stock due to the deemed conversion of 17,744 shares of common stock owned by Sunrise Equity Partners. Further includes 800,527 shares of common stock issuable upon exercise of 800,527 warrants owned by Nathan A. Low, 200,132 shares of common stock issuable upon exercise of 200,132 warrants owned by Sunrise Foundation Trust and 223,442 shares of common stock issuable upon exercise of 223,442 warrants owned by Sunrise Securities Corp.

[10] See footnote 1 for information relating to the voting proxy granted to Jay Gelman by Theseus Fund, L.P. f/k/a Minotaur Fund LLP.

[11] Consists of 24,407 Series A Preferred Shares subject to a voting proxy granted to Jay Gelman by the Nathan A. Low Family Trust, 143,967 Series A Preferred Shares subject to a voting proxy granted to Jay Gelman by the Nathan A. Low Roth IRA and 53 Series A Preferred Shares subject to a voting proxy granted to Jay Gelman by Northumberland Holdings, LTD.

[12] Mr. Low has sole dispositive and voting power in Sunrise Securities Corp. Mr. Low's wife has sole voting and investment power in the shares owned by Nathan A. Low Family Trust. Mr. Low has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Mr. Low has shared voting and investment power in the shares owned by Sunrise Foundation Trust. Mr. Low disclaims beneficial ownership of the shares owned by Nathan A. Low Family Trust, Sunrise Equity Partners and Sunrise Foundation Trust.

Nathan A. Low Roth IRA c/o Sunrise Securities Corp. 641 Lexington Avenue N.Y., N.Y. 10022	143,967 [14] (55.02%)
Nathan A. Low Family Trust c/o Sunrise Securities Corp. 641 Lexington Avenue N.Y., N.Y. 10022	24,407 [15] (9.33%)
Sunrise Equity Partners c/o Sunrise Securities Corp. 641 Lexington Avenue N.Y., N.Y. 10022	17,744 (6.78%)
Sunrise Foundation Trust c/o Sunrise Securities Corp. 641 Lexington Avenue N.Y., N.Y. 10022	21,779 (8.32%)
Level Counter LLC [16] 641 Lexington Avenue 25th Floor N.Y., N.Y. 10022	17,744 [17] (6.78%)
Amnon Mandelbaum [18] 641 Lexington Avenue 25th Floor N.Y., N.Y. 10022	17,744 [19] (6.78%)
Marilyn Adler [20] 641 Lexington Avenue 25th Floor N.Y., N.Y. 10022	17,744 [21] (6.78%)

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

---

[13] Consists of 47,539 Series A Preferred Shares owned by Nathan A. Low, 143,967 Series A Preferred Shares owned by Nathan A. Low Roth IRA, 17,744 Series A Preferred Shares owned by Sunrise Equity Partners, 24,407 Series A Preferred Shares owned by Nathan A. Low Family Trust, 21,779 Series A Preferred Shares owned by Sunrise Foundation Trust and 23 Series A Preferred Shares owned by Sunrise Securities Corp.

[14] See footnote 11 for information relating to the voting proxy granted to Jay Gelman by the Nathan A. Low Roth IRA.

[15] See footnote 11 for information relating to the voting proxy granted to Jay Gelman by the Nathan A. Low Family Trust.

[16] Level Counter LLC has sole investment and voting power in the shares owned by Sunrise Equity Partners. Level Counter LLC disclaims beneficial ownership of these shares.

[17] See footnote 16.

[18] Mr. Mandelbaum has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Mr. Mandelbaum disclaims beneficial ownership of the shares owned by Sunrise Equity Partners.

[19] See footnotes 16 and 18.

[20] Consists of shares owned by Level Counter LLC. Ms. Adler has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Ms. Adler disclaims beneficial ownership of the shares owned by Sunrise Equity Partners.

[21] See footnotes 16 and 20.

Employment Agreement. The Company has a two year employment agreement (the "Employment Agreement") effective as of July 1, 2004 with Jay Gelman, who is the Company's Chief Executive Officer and Chairman of its Board of Directors. The Employment Agreement provides for annual compensation of $300,000 for the first year and $350,000 for the second year. The Employment Agreement also provides for the Board of Directors to award discretionary bonuses to Mr. Gelman in an amount equal to his salary. In the event of a termination of Mr. Gelman's employment by the Company other than for Cause, as defined under the Employment Agreement, or by Mr. Gelman for Good Reason, as defined under the Employment Agreement, Mr. Gelman will be entitled to a lump sum payment equal to three times his base salary for the period from the date of termination through June 30, 2006. The Employment Agreement contains a 12-month non-compete provision effective following termination, except for termination by the Company other than for Cause, or Good Reason by Mr. Gelman. The Employment Agreement also contains customary confidentiality provisions.

Reference is made to the Liquidity and Capital Resources section above for a discussion relating to limited guaranties signed by the Company's CEO and the Company's President with respect to borrowings by the Company under the Financing Agreement.

ITEM 13. EXHIBITS

(a)

1. Financial Statements. See Item 7 Index to Financial Statements.
2. Financial Statement Schedules. Not applicable

Exhibit Number	Description
2.1	Exchange Agreement between Essential Reality, Inc. and Messrs. Jay Gelman, Andre Muller and Francis Vegliante dated as of June 17, 2004. Incorporated herein by reference from Exhibit 2.1 to the Company's Form 8-K filed on July 14, 2004 (the "Form 8-K").
2.2	Form of Agreement and Plan of Merger dated as of October 25, 2004 by and between Essential Reality, Inc. and Alliance Distributor Holding Inc. Incorporated herein by reference from Exhibit 2 to the Company's Form 8-K filed on November 23, 2004.
3.1	Certificate of Incorporation of Alliance Distributors Holding Inc. Incorporated herein by reference from Exhibit 3.1 to the Company's Form 8-K filed on November 23, 2004.
3.2	By-Laws of Alliance Distributors Holding Inc. Incorporated herein by reference from Exhibit 3.2 to the Company's Form 8-K filed on November 23, 2004.
4.1	Alliance Distributors Holding Inc. 2004 Stock Plan. Incorporated herein by reference from Exhibit 3.3 to the Company's Form 8-K filed on November 23, 2004.
4.2	Form of Stock Option Agreement. Incorporated herein by reference from Exhibit 4.2 to the Company's Form 10K-SB filed on March 30, 2005.
4.3	Form of Warrant issued to Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 4.1 to the Company's Form 8-K filed on November 15, 2004.
4.4	Form of Warrants issued to Legend Merchant Group, Inc. and Coniston Investment Corp. Incorporated herein by reference from Exhibit 4.1 to the Company's Form SB-2 filed on July 19, 2002.
4.5	Form of Warrant issued to Sunrise Securities Corp. Incorporated herein by reference from Exhibit 99.4 to the Company's Form 8-K filed on July 14, 2004.
9.1	Irrevocable Proxy given in favor of Jay Gelman. Incorporated herein by reference from Exhibit 9.1 to the Form 8-K.
9.2	Form of Irrevocable Proxy dated December 15, 2005 given in favor of Jay Gelman, filed herewith.
10.1	Retainer Agreement dated as of June 29, 2004 between Essential Reality, Inc. and IVC Group. Incorporated herein by reference from Exhibit 10.1 to the Company's Form 10-QSB for the period ended June 30, 2004, filed on August 17, 2004.
10.2	Employment Agreement, dated as of July 26, 2004 between Essential Reality Inc. and Jay Gelman, President and CEO of Essential Reality Inc. Incorporated herein by reference from Exhibit 10.2 to the Company's Form 10-QSB filed on August 17, 2004.
10.3	Subscription Agreement among the Investor's listed on Schedule I thereto, Essential Reality, Inc. and Jay Gelman. Incorporated herein by reference from Exhibit 99.1 to the Form 8-K.
10.4	Subscription Agreement Supplement No. 1 between the Investors listed on Schedule I thereto and Essential Reality, Inc. Incorporated herein by reference from Exhibit 99.2 to the Form 8-K.
10.5	Registration Rights Agreement between Essential Reality and the Investors listed on Schedule I to the Subscription Agreement. Incorporated herein by reference from Exhibit 99.3 to the Form 8-K.
10.6	Stock Purchase Warrant between Essential Reality, Inc. and Sunrise Securities Corp. Incorporated herein by reference from Exhibit 99.4 to the Form 8-K.
10.7	Investment Banking Agreement between Essential Reality, Inc. and Sunrise Securities Corp. Incorporated herein by reference from Exhibit 99.5 to the Form 8-K.

10.8	Form of Financing Agreement between the Company and Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K filed on November 16, 2004.
10.9	Amendment dated November 1, 2005 to the Financing Agreement between the Company and Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 10.2 to the Company's Form 10-QSB filed on November 7, 2005.
10.10	Amendment dated October 31, 2005 to the Financing Agreement between the Company and Rosenthal & Rosenthal, filed herewith.
10.11	Form of Amendment dated March 21, 2006 to the Financing Agreement between the Company and Rosenthal & Rosenthal, filed herewith.
10.12	Form of Security Agreement issued to Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 10.2 to the Company's Form 8-K filed on November 15, 2004.
10.13	Form of Guaranty issued to Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 10.3 to the Company's Form 8-K filed on November 15, 2004.
10.14	Form of Registration Rights Agreement issued to Rosenthal & Rosenthal. Incorporated herein by reference from Exhibit 10.4 to the Company's Form 8-K filed on November 15, 2004.
10.15	Lease Agreement dated as of July 28, 2003 between KIM Management, LLC, and Big Brother World, Inc. Incorporated herein by reference from Exhibit 10.12 to the Company's Form SB-2 filed on December 23, 2004.
10.16	Lease Agreement dated as of December 1, 2003 between Angelo Pegno et. al. and AllianceCorner Distributors Inc. Incorporated herein by reference from Exhibit 10.13 to the Company's Form SB-2 filed on December 23, 2004.
10.17	Lease Agreement dated as of July 1, 2003 between Angelo Pegno Et. al. and Alliance Partners, Inc. Incorporated herein by reference from Exhibit 10.14 to the Company's Form SB-2 filed on December 23, 2004.
10.18	Assignment and Assumption of Lease Agreement dated as of March 30, 2004 between Corner Distributors, Inc. and AllianceCorner Distributors, Inc., filed herewith.
10.19	Operating Agreement of Alliance Age LLC between Alliance Distributors Holding Inc. and Abrams/Gentile Entertainment Inc. dated July 21, 2005. Incorporated herein by reference from Exhibit 99.1 to the Company's Form 10-QSB filed on August 15, 2005.
10.20	Stock Purchase Agreement dated January 2, 2006 by and among the Company and the Sellers set forth therein. Incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K filed on January 10, 2006.
14	Code of Ethics. Incorporated herein by reference from Exhibit 14 to the Company's Form 8-K filed on March 16, 2005.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
31.2	Certification of Chief Financial Officer/Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Certification of Chief Financial Officer/Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company's principal accounting firm, Mahoney Cohen & Company, CPA, P.C., for professional services for fiscal 2005 and 2004 were as follows:

	2005	2004
Audit fees (1)	$107,935	$91,250
Audit related fees (2)	24,910	65,235
Total	$132,845	$156,485

(1) Represents fees billed in connection with the audit of the Company's financial statements and review of the financial statements included in the Company's Quarterly Reports on Form 10-QSB.
(2) Represents fees billed in connection with services related to the acquisition of Fesco and review of the Company's Form SB-2, Private Placement Memorandum, Schedule 14-C, and Form 8-K filings.

Audit Committee Pre-Approval Policies and Procedures.
The Audit Committee is directly and solely responsible for oversight, engagement and termination of any independent auditor employed by the Company for the purpose of preparing or issuing an audit report or related work.

The Committee:
Meets with the independent auditor prior to the audit and discusses the planning and staffing of the audit;

Approves in advance the engagement of the independent auditor for all audit services and non-audit services and approves the fees and other terms of any such engagement;

Obtains periodically from the independent auditor a formal written statement of the matters required to be discussed by Statement of Auditing Standards No. 61, as amended, and, in particular, describing all relationships between the auditor and the Company; and

Discusses with the auditor any disclosed relationships or services that may impact auditor objectivity and independence.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this Report on Form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized.

March 22, 2006
Alliance Distributors Holding Inc.

By: /s/ Jay Gelman

Jay Gelman
CEO and Chairman of the Board

By: /s/ Barbara A. Ras

Barbara A. Ras
Chief Financial Officer/Principal
Financial and Accounting Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Jay Gelman *Date: March 22, 2006*

Jay Gelman, Chief Executive Officer and
Chairman of the Board

/s/ Andre Muller *Date: March 22, 2006*

Andre Muller, President, Secretary, Chief
Operating Officer and Director

/s/ Barbara A. Ras *Date: March 22, 2006*

Barbara A. Ras
Chief Financial Officer/Principal
Financial and Accounting Officer

/s/ Humbert B. Powell, III *Date : March 22, 2006*

Humbert B. Powell, III, Director

/s/ Steven H. Nathan *Date : March 22, 2006*

Steven H. Nathan, Director

/s/ Thomas Vitiello *Date : March 22, 2006*

Thomas Vitiello, Director

Selected Financial Data

	Year Ended December 31, 2005	2004	May 9, 2003 (inception) to Dec. 31, 2003
	(In thousands, except per share data)		
STATEMENT OF OPERATIONS DATA:			
Net sales	$58,670	$35,037	$ 10,513
Gross profit	$ 5,938	$ 3,921	$ 1,294
Income (loss) before provision for (benefit from) income taxes	$ 108	$ (228)	$ 208
Net income (loss) available to common stockholders	$ 186	$ (242)	$ 200
Preferred stock dividends	$ -	$ 165	$ -
Net Income (loss) available to common stockholders	$ 186	$ (406)	$ 200
Income (loss) available to common stockholders:			
Basic	$ .00	$ (.01)	$ .01
Diluted	$ .00	$ (.01)	$ .01
Cash dividends per share	$ .00	$ .00	$ .00

	December 31, 2005	2004	2003
	(In thousands)		
BALANCE SHEET DATA:			
Working capital	$ 2,847	$ 2,587	$ 501
Total assets	$12,870	$ 8,157	$5,518
Long term liabilities	$ 38	$ 49	$ 307
Total stockholders' equity	$ 3,251	$ 3,024	$ 636

Quarterly Financial Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts) (unaudited)			
2005				
Net Sales	$10,889	$12,225	$13,566	$21,990
Gross profit	$ 1,242	$ 1,071	$ 1,531	$ 2,094
Net income (loss) available to common stockholders	$ (130)	$ (336)	$ 222	$ 430
Basic and diluted income (loss) per share	$ 0.00	$ (0.01)	$ 0.00	$ 0.01
2004				
Net Sales	$ 7,300	$ 5,976	$ 6,924	$14,837
Gross profit	$ 1,099	$ 780	$ 958	$ 1,084
Net income (loss) available to common stockholders	$ 139	$ (57)	$ (149)	$ (339)
Basic and diluted income (loss) per share	$ 0.01	$ 0.00	$ 0.00	$ (0.01)

BOARD OF DIRECTORS:

Jay Gelman	Chairman of the Board of Directors
Andre Muller	Director
Humbert B. Powell, III	Director
Thomas Vitiello	Director
Steven H. Nathan	Director and Chairman of the Audit Committee

EXECUTIVE OFFICERS:

Jay Gelman	Chairman of the Board and Chief Executive Officer
Andre Muller	President and Chief Operating Officer
Stephen Agress	Executive Vice President and Chief Financial Officer

Independent Registered Public Accounting Firm

Mahoney Cohen & Company, CPA, P.C.
1065 Avenue of The Americas
New York, NY 10018

Registrar and Transfer Agent
Pacific Stock Transfer Company
500 E. Warm Springs Road
Suite 240
Las Vegas, NV 89119

Duplicate Mailings

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive duplicate copies of the annual report or other mailings. For information on how to eliminate multiple mailings, contact Pacific Stock Transfer Company at (702) 361-3033

Annual Meeting of Stockholders
The Annual Meeting of Stockholders for Alliance Distributors Holding Inc. will be held on February 1, 2007 at 11:00 a.m. at the Company's corporate offices, 1160 Commerce Avenue, Bronx, New York 10462.

Stock Trading
Alliance Distributors Holding Inc.'s common stock has traded on the OTC Bulletin Board under the symbol ADTR.OB since April 28, 2005. As of November 15, 2006, there were 124 stockholders of record of the Company's Common Stock. This number does not include shares held in street name.

ALLIANCE DISTRIBUTORS

1160 Commmerce Avenue Bronx, NY 10462 (718) 536-2248

2310 NW 102nd Pl. Miami, FL 33172 (786) 845-8133